UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

FX ALLIANCE INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

361202104
(CUSIP Number)

Deirdre Stanley
Executive Vice President and General Counsel
Thomson Reuters Corporation
3 Times Square
New York, NY 10036
(646) 223-4000

Copies to:

David N. Shine, Esq.
Tiffany Pollard, Esq.
Fried, Frank, Harris, Shriver & Jacobson LLP
One New York Plaza
New York, NY 10004-1980
(212) 859-8000
(Name, Address and Telephone Number of Person Authorized
to Receive Notices and Communications)

July 26, 2012
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 361202104	Page 2 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Thomson Reuters Corporation 98-0176673
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Ontario, Canada
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 9,252,943
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 9,252,943
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,252,943
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 361202104	Page 3 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) Thomcorp Holdings Inc. 74-2050427
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 9,252,943
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 9,252,943
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,252,943
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5%
14	TYPE OF REPORTING PERSON CO

SCHEDULE 13D

CUSIP No. 361202104	Page 4 of 6

1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY) CB Transaction Corp. 45-5598902
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES	7	SOLE VOTING POWER 0
BENEFICIALLY OWNED BY	8	SHARED VOTING POWER 9,252,943
EACH REPORTING	9	SOLE DISPOSITIVE POWER 0
PERSON WITH	10	SHARED DISPOSITIVE POWER 9,252,943
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,252,943
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 32.5%
14	TYPE OF REPORTING PERSON CO

This Amendment No. 1 to Schedule 13D amends and supplements the Schedule 13D originally filed jointly on July 18, 2012 (the “Schedule 13D”) by Thomson Reuters Corporation, an Ontario, Canada corporation (“Thomson Reuters”), Thomcorp Holdings Inc., a Delaware corporation and an indirect, wholly-owned subsidiary of Thomson Reuters (“Thomcorp”) and CB Transaction Corp., a Delaware corporation and a direct, wholly-owned subsidiary of Thomcorp (“Purchaser”), pursuant to the joint filing agreement filed with the original Schedule 13D, relating to the tender offer (as it may be amended from time to time, the “Offer”) by Purchaser to purchase all of the issued and outstanding shares of common stock, par value $0.0001 per share (each, a “Share”, and collectively, the “Shares” or the “FX Common Stock”), of FX Alliance Inc., a Delaware corporation (“FX”), at a price per Share of $22.00 net to the seller in cash, without interest and less and applicable withholding taxes (such amount, or any higher amount per Share paid pursuant to the Offer in accordance with the Merger Agreement, the “Offer Price”), and the subsequent merger (the “Merger”) of Purchaser with and into FX upon the terms and subject to the conditions set forth in the Agreement and Plan of Merger, dated as of July 8, 2012 (the “Merger Agreement”), by and among Purchaser, Thomcorp, FX, and solely with respect to Section 9.13 of the Merger Agreement, Thomson Reuters.

Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D.

This Schedule 13D is hereby amended as follows:

ITEM 4.  PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end of the second paragraph of the sub-section captioned “Tender and Support Agreements”:

“On July 26, 2012, Merrill Lynch, Pierce, Fenner & Smith Incorporated (“Merrill Lynch”) and Goldman, Sachs & Co. (“GS”) released from escrow executed Lock-Up Waivers to each of the Lock-Up Agreements.  No fees or payments were paid by the Stockholders, FX, Thomson Reuters, Thomcorp or Purchaser to Merrill Lynch or GS in connection with obtaining the Lock-Up Waivers.  FX issued a press release regarding the effectiveness of the Lock-Up Waivers on July 24, 2012.  A copy of this press release is filed as Exhibit 7.06 to this Amendment No.1 to the Schedule 13D and is incorporated herein by reference.”

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS

Item 7 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

7.06	Press Release, dated July 24, 2012, issued by FX (incorporated by reference to Exhibit (a)(5)(D) to the Schedule 14D-9/A filed by FX with the SEC on July 24, 2012).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: July 26, 2012	THOMSON REUTERS CORPORATION By: /s/ Marc E. Gold
Name: Marc E. Gold Title: Assistant Secretary
Date: July 26, 2012	THOMCORP HOLDINGS INC. By: /s/ Priscilla C. Hughes
Name: Priscilla C. Hughes Title: Vice President and Assistant Secretary
Date: July 26, 2012	CB TRANSACTION CORP. By: /s/ Priscilla C. Hughes
Name: Priscilla C. Hughes Title: Vice President and Secretary